Exhibit 99.1

CANOPY GROWTH CORPORATION ANNOUNCES EXERCISE AND CLOSING OF OVER-ALLOTMENT OPTION

June 22, 2018

Smiths Falls, Ontario – Canopy Growth Corporation (TSX: WEED) (NYSE:CGC) (“Canopy Growth” or the “Company”) announced today the issuance of C$100 million aggregate principal amount of its 4.25% convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in full of the over-allotment option granted to the initial purchasers in connection with the previously announced offering of C$500 million aggregate principal amount of its 4.25% convertible senior notes due 2023 (the “Initial Notes”), which closed on June 20, 2018. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 20.7577 common shares (“common shares”) per C$1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately C$48.18 per common share.

The Company intends to use the net proceeds from the sale of the Initial Notes and the Over-Allotment Notes for supporting expansion initiatives and general corporate purposes, including working capital requirements.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of these securities (including any common shares of Canopy Growth into which the Initial Notes or Over-Allotment Notes are convertible) and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Here’s to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director

Bruce Linton

tmx@tweed.com

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release.

Examples of such statements include statements with respect to the planned used of proceeds from the notes offering. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the anticipated use of the proceeds of the offering, which could change as a result of market conditions or for other reasons, the impact of general economic, industry or political conditions in Canada, the United States or internationally as well as such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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